Exhibit 99.6

TMX, NYSE – HBM 2013 No. 19

Hudbay Releases Second Quarter 2013 Results

Summary

•                  Second quarter operating cash flow before stream deposit and change in non-cash working capital decreased to negative $10.7 million from $66.1 million in the second quarter of 2012, primarily due to lower sales volumes, realized metals prices and the impact of the Silver Wheaton precious metals stream transaction.

•                  Full year guidance for overall production and operating costs remains unchanged.

•                  Project detailed engineering and construction at Constancia have achieved 90% and 40% milestones, respectively.  Preliminary results from a re-estimation of project capital costs indicate an increase in construction costs of approximately 15% (assuming initial production in late 2014 and full production in the second quarter of 2015), of which one half would be deferred to the production phase.

•                  Expenditure reductions and deferrals totalling approximately $100 million over the balance of 2013 and 2014 implemented, including reductions in exploration, deferral of discretionary sustaining capital expenditures and a reduction in the semi-annual dividend to $0.01 per share.

•                  Planned investment of $9 million at existing Snow Lake concentrator to double production capacity to approximately 2,700 tonnes per day by mid-2014; investment expected to enable deferral of construction of new Lalor concentrator and approximately $325 million of the overall $794 million estimated Lalor capital cost; Lalor and Reed mine construction remains on time and on budget.

•                  US$280 million of new growth capital secured in the quarter through the issuance of long-term unsecured notes and a long-term equipment financing facility. In addition, a US$125 million deposit was received from Silver Wheaton under the precious metals stream transaction. Available liquidity is now approximately $1.5 billion, including an existing cash balance of $1.1 billion.

•                  Announced appointment of two new Directors.

Toronto, Ontario, July 31, 2013 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its second quarter 2013 financial results. In the second quarter of 2013, Hudbay recorded a loss and loss per share of $52.7 million and $0.31, respectively, compared to a loss and loss per share of $29.6 million and $0.17, respectively, in the second quarter of 2012.

Second quarter of 2013 net earnings were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustments related to junior mining investments	(5.1)	(5.1)	(0.03)
Loss on mark-to-market of embedded derivative related to long-term debt	(5.1)	(5.1)	(0.03)
Impact to deferred tax expense of translation of Peruvian tax basis	—	(16.2)	(0.09)
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	5.2	0.03
Foreign currency translation loss	(23.8)	(26.9)	(0.16)
Loss as a result of provisional pricing adjustments	(5.8)	(3.6)	(0.02)

“We remain focused on achieving our growth objectives, meeting our production and cost targets at our operations and managing future expenditures prudently so we can maintain our strong liquidity position during the execution of our construction programs,” said David Garofalo, president and chief executive officer.

The company has implemented spending reductions which are expected to total approximately $100 million over the balance of 2013 and 2014, including exploration spending reductions of approximately $30 million through the end of 2014, as well as deferrals of approximately $20 million in sustaining capital expenditures to beyond 2014. Sustaining capital expenditures for 2013 are expected to be approximately $15 million lower than previous guidance.

As part of these spending reductions, on July 31, 2013 Hudbay’s board of directors declared a semi-annual dividend of $0.01 per common share payable on September 27, 2013 to holders of record on September 13, 2013, down from the March 31, 2013 semi-annual dividend of $0.10 per share.

In addition, the company plans to defer approximately $325 million of the capital cost for the construction of the new Lalor concentrator, as a planned $9 million investment to double the capacity of the Snow Lake concentrator is expected to accommodate planned production from the new Lalor mine until the end of 2016.

The company also announced the appointment of Sarah B. Kavanagh and Igor Gonzales to its board of directors. Ms. Kavanagh was appointed Chair of the Audit Committee, replacing Alan R. Hibben, who has stepped down from the Committee after serving as interim Chair and will remain on the board. Ms. Kavanagh and Mr. Gonzales bring significant experience in their respective areas of expertise as set out below.

Ms. Kavanagh has been serving as a Commissioner at the Ontario Securities Commission since 2011. She is also a Trustee of WPT Industrial REIT and a Director and Chair of the Audit Committee at American Stock Transfer and Canadian Stock Transfer. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.  Prior to moving to Canada she was an investment banker in New York.  Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011.

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation. Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

Financial and Operating Results

Total revenue for the second quarter of 2013 was $130.7 million, $59.2 million lower than the same period in 2012. This decrease was primarily due to lower sales volumes, mainly as a result of the planned permanent closures of the company’s Trout Lake and Chisel North mines and lower metals prices compared to the second quarter of 2012.

Second quarter 2013 ore production at Hudbay’s Manitoba business unit was 11% lower than the prior year’s second quarter due to the closures of the Trout Lake and Chisel North mines in June 2012 and September 2012, respectively, which was partially offset by production at Lalor. Overall mine operating costs per tonne were 17% higher than the prior year’s quarter due to higher costs of initial production from the Lalor and 777 North mines. The operating cost per tonne of ore processed in the second quarter of 2013 at the Flin Flon concentrator increased as expected by 27% compared to the same period in 2012, largely due to reduced ore throughput following the closure of the Trout Lake mine. Operating costs at the Snow Lake concentrator for the second quarter of 2013 were 6% higher than the second quarter of 2012, as a result of higher cost of materials as well as additional training in preparation for a seven day per week operation, which started on April 1, 2013.

Full year guidance for overall production and operating costs remains unchanged.

Cash Flows

Operating cash flow before stream deposit and change in non-cash working capital was negative $10.7 million for the second quarter of 2013, a $76.8 million decrease compared with the same period in 2012, primarily as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts as a result of the Silver Wheaton precious metals stream transaction.

Cash and cash equivalents increased by $26.5 million in the second quarter as proceeds from a US$150 million unsecured bond offering and a US$125 million additional deposit from Silver Wheaton were mostly offset by capital expenditures, primarily at the Lalor and Constancia projects.

As at June 30, 2013, Hudbay had total available and committed liquidity of approximately $1.5 billion, including cash and cash equivalents of approximately $1.1 billion.

Constancia

At Constancia, 90% of the detailed engineering is complete.  Preliminary results from a re-estimation of project capital costs indicate an increase in construction costs of approximately 15% (assuming initial production in late 2014 and full production in the second quarter of 2015), of which one half would be deferred to the production phase. The most significant contributor to the estimated cost escalation relates to heavy civil earthworks, which were affected by higher than estimated volumes of material to be moved, other geotechnical issues and lower than anticipated wet weather productivity. Work is continuing at Constancia according to the project plan as the company assesses the possible impact of these additional costs on the project and the project’s economics.

Hudbay has incurred approximately US$658 million in costs on the Constancia project to June 30, 2013 and has entered into an additional US$455 million in commitments.

The project is over 40% complete, including completion of detailed engineering for the transmission line and Tintaya substation. The company has secured the mine fleet with 18 haul trucks scheduled for delivery between August 2013 and August 2014, 11 of which have arrived in Peru. Tire procurement is underway with contracts arranged to meet fleet requirements and one of three hydraulic shovels has arrived in Peru.

Civil earth works for the process plant area are essentially complete. The principal foundations for the ball and SAG mills are poured and complete. Road work necessary for transportation of large components has been completed and the mill shells have begun to arrive at site. Progress on the tailings management facility improved following the commencement of the dry season in April.

In accordance with the agreements Hudbay has entered into with local communities, the company has delivered new homes to 23 of 36 families and the relocation of these families is in process.

Hudbay has received the mining permit, beneficiation concession and approval for the early refund of value added tax on purchases with retroactive effect to December 2012. The company has also applied for an Environmental and Social Impact Assessment (“ESIA”) amendment to reflect detailed engineering.

Lalor

The company has invested approximately $365 million at the Lalor project to June 30, 2013 and has entered into an additional $63 million in commitments for the project. Included in the invested amount and total commitments is approximately $346 million and $54 million, respectively, related to the Lalor mine, which is on schedule and on budget.

The company intends to invest $9 million at its existing Snow Lake concentrator to refurbish existing equipment and facilities and double production capacity to approximately 2,700 tonnes per day. This investment is expected to enable the deferral of construction of the new Lalor concentrator, and the planned expenditure of approximately $325 million of the overall $794 million estimated Lalor capital cost. The increase in production capacity at the Snow Lake concentrator is expected to be completed by mid-2014, when the production shaft at Lalor is being commissioned. The company will continue with engineering and optimization work for the new concentrator and will reassess timing for construction of the new concentrator following completion of an updated Lalor mine plan later in 2013.

During the second quarter of 2013, Hudbay hoisted 106,723 tonnes of ore from the ventilation shaft at Lalor at a copper grade of 0.83% and zinc grade of 10.34%. Underground project development has continued, with completion of the 910 metre level and the 955 metre level load out facility. Hudbay has also started work on the #1 ore pass and the settling cones.

Construction work for the main ore and waste handling systems, as well as the main dewatering systems, will commence in the third quarter of 2013.

Given the nature of the Lalor project, Hudbay expects to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. Hudbay commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed when the main production shaft has been commissioned for ore hoisting, and the third phase of the project involves the new concentrator. Hudbay is processing the Lalor ore at the nearby Snow Lake concentrator until the company completes the construction of the new concentrator located at the Lalor site.

As of July 30, 2013 the main production shaft has been sunk to approximately 882 metres and is approximately 90% complete. Hudbay expects shaft sinking to be completed in late 2013. Upon completion of sinking, the installation of the steel sets and guides, as well as the headframe changeover, will begin. Ore production is expected to transition from the ventilation shaft to the main production shaft by the second half of 2014, subject to receipt of required regulatory permits.

Hudbay has started construction of the main intake fan systems and the main substation, which are both scheduled to be completed in the fourth quarter of 2013.

In the second quarter of 2013, Hudbay submitted permit applications for the new concentrator to the Manitoba and federal governments.

Reed Copper Project

During the second quarter of 2013, Hudbay’s focus for its 70% owned Reed copper project near Flin Flon, Manitoba was advancing the underground ramp, completing escape and ventilation raises from surface and camp expansion. Of Hudbay’s $72 million estimated capital construction budget, the company has invested approximately $47 million on the project to June 30, 2013 and has entered into an additional $10 million in commitments. Capital expenditures at Reed are expected to total approximately $44 million in 2013. The project is on schedule and on budget.

The underground ramp had advanced approximately 819 metres as of June 30, 2013. The project is on track for initial production by the fourth quarter of 2013 and full production of approximately 1,300 tonnes of ore per day by the first quarter of 2014, subject to receipt of required regulatory permits.

Key Financial Results

	Three Months Ended June 30			Six Months Ended June 30
($000s except per share and cash cost amounts)	2013	2012		2013	2012
Revenue	130,659	189,858		250,540	376,896
(Loss) profit before tax	(39,883)	650		(31,960)	17,619
Basic and diluted loss per share[1]	(0.31)	(0.17)		(0.29)	(0.14)
Loss for the period	(52,686)	(29,606)		(50,779)	(26,252)
Operating cash flow[2]	(10,659)	66,138		1,606	108,383
Operating cash flow per share[3]	(0.06)	0.38		0.01	0.63
Cash cost per pound of copper sold[3]	2.22	0.63		1.98	0.88
Cash and cash equivalents	1,076,927	1,337,088	[4]	1,076,927	1,337,088	[4]
Total assets	3,778,106	3,476,497	[4]	3,778,106	3,476,497	[4]

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

4As at December 31, 2012.

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash costs per pound of copper sold (“cash cost”) are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of the Company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three and six months ended June 30, 2013:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
($000s except share and per share amounts)	2013	2012	2013	2012
Operating cash flow before stream deposit and change in non-cash working capital	(10,659)	66,138	1,606	108,383

Weighted average shares outstanding	172,028,376	171,956,835	172,020,482	171,950,593

Operating cash flow per share	(0.06)	0.38	0.01	0.63

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations.  Hudbay’s calculation takes a by-product costing approach, under which the company designates copper as its primary metal of production and from which the company subtracts the net revenues realized from the sale of other metals mined with copper.  As there is significant variation in calculation methodologies in practice, Hudbay’s cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at Hudbay’s mines and mills in addition to general and administrative expenses directly related to those operations.  Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs.  Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the 777 precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Cash cost per pound of copper sold
$/lb
Mining, milling, concentrating	2.84	1.41	2.21	1.57
On-site administration and general expenses	0.21	0.32	0.22	0.26
Cost to copper concentrate	3.05	1.73	2.43	1.83
Treatment and refining	0.22	0.18	0.21	0.17
Freight and distribution	0.39	0.22	0.37	0.26
Other	—	0.02	—	0.03
Downstream costs	0.61	0.42	0.58	0.46
Net by-product credits	(1.44)	(1.52)	(1.03)	(1.41)
Cash cost per pound of copper sold	2.22	0.63	1.98	0.88

Reconciliation to Income Statement
($000s)
Cost of sales - mine operating costs	95,602	114,805	176,623	234,868
Treatment and refining charges	4,713	6,237	9,664	13,207
Pre-production revenue	4,612	—	9,289	—
By-product revenues	(96,859)	(103,114)	(166,045)	(200,373)
Less: change in deferred revenue	25,066	—	34,509	—
	33,134	17,928	64,040	47,702

Less: indirect costs[1]
Share based payment	(81)	(83)	177	251
Adjustments related to zinc inventory write-downs (reversals)	—	164	—	1,222
Demolition and rehabilitation	—	42	—	82
Subtotal - cash costs	33,215	17,805	63,863	46,147
Copper sales (000s lbs)	14,942	28,409	32,184	52,481
Cash cost per pound of copper sold ($/lb)	2.22	0.63	1.98	0.88

1Indirect costs in cost of sales - mine operating costs

Cash cost for the second quarter of 2013 was $2.22/lb, compared to $0.63/lb for the same period in 2012. The increase is due primarily to the commencement of deliveries of gold and silver to Silver Wheaton under the 777 stream agreement as these deliveries may occur in a subsequent period to the recognition of copper in concentrate revenue. In the second quarter of 2013, this timing difference resulted in a higher proportion of gold and silver sales relative to copper sales versus the second quarter of 2012. The costs of gold and silver production associated with these sales increased cost to copper concentrate on a per unit of copper sold basis. In addition, the non-cash portion of these gold and silver sales is excluded from by product credits and the total sales price is relatively lower than the second quarter of 2012. The impact of the stream agreement reduced net by product credits by approximately $1.78/lb during the quarter. Costs also reflected the commencement of commercial production at the Lalor mine on April 1, 2013, which was higher cost production than at the 777 mine and higher cost than the levels expected in the balance of 2013 as production ramps up.

Cash cost for the six months ended June 30, 2013 was US$1.98, compared to $0.88/lb for the same period in 2012. The impact of the stream agreement reduced year to date net by product credits by approximately $0.80/lb. Cost to copper concentrate was also impacted by slightly higher mine and mill operating costs compared to the same period in 2012.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ2MDA2013.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ2FS2013.pdf

Conference Call and Webcast

Date:	Thursday, August 1, 2013

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3414 or 800-814-4859

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4626064#

The conference call replay will be available until midnight (Eastern Time) on August 8, 2013. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Persons

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information.

Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’ or ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at Hudbay’s 777 and Lalor mines, continued processing at the company’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to develop its Lalor, Constancia and Reed projects and the anticipated scope and cost of and development plans for, these projects, including the re-estimated capital costs and associated project economics for Constancia, refurbishment of the Snow Lake concentrator and deferral of construction of the new Lalor concentrator, anticipated timing of Hudbay’s projects and events that may affect the company’s projects, Hudbay’s expected expenditure reductions, Hudbay’s expectation that it will receive the remaining US$125 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., Hudbay’s expectation that it will complete committed financing transactions, Hudbay’s expectation that it will amend and restate its revolving credit facility, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  the volatility of commodity prices;

•                  the volatility in foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the company’s Constancia project and First Nations communities surrounding the company’s Lalor and Reed projects;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of the company’s projects, depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with the company’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in the company’s debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form and Form 40-F.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (“SEC”) Industry Guide 7.

Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with NI 43-101 of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F dated March 28, 2013 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found onwww.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com